UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

__________________________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

__________________________________________________

Notice is hereby given that the annual meeting of shareholders (the “Meeting”) of Minefinders Corporation Ltd. (the “Company”) will be held on Wednesday, May 9, 2007 at the Hyatt Regency hotel, at 655 Burrard Street, Vancouver, British Columbia, Canada, at 2:00 p.m. for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2006 and the auditor’s report thereon;
2.	To set the number of directors at six;
3.	To elect directors for the ensuing year;
4.	To re-appoint BDO Dunwoody LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.	To approve an amendment to the Company’s stock option plan dated April 16, 2003, as amended; and
6.	To transact such other business as may properly come before the Meeting and any adjournment thereof.

.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of March 2007.

BY ORDER OF THE BOARD

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL MEETING OF SHAREHOLDERS

of

MINEFINDERS CORPORATION LTD.

to be held on

WEDNESDAY, MAY 9, 2007

MANAGEMENT INFORMATION CIRCULAR

MINEFINDERS CORPORATION LTD.

Suite 2288 – 1177 West Hastings Street

Vancouver, British Columbia

Canada V6E 2K3

(All information as at March 12, 2007 unless otherwise noted)

(All dollar amounts are expressed in Canadian dollars unless otherwise stated)

PERSONS MAKING THE SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies being made by the management of Minefinders Corporation Ltd. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 9, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to CIBC Mellon Trust Company, of Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Proxy

(collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Usually, Intermediaries use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

i)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and DELIVER IT TO CIBC MELLON TRUST COMPANY as provided above; or

ii)

more typically, be given a voting instruction form (often called a “proxy authorization form”) which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions that the Intermediary must follow. Usually, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Company in care of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are specific, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the proxy holder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Management Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value, each share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 48,476,867 fully paid and non-assessable common shares.

The directors of the Company have fixed March 21, 2007 as the record date for the determination of shareholders entitled to receive the Notice of Meeting and to vote at it. Any transferee who acquires shares after the record date and who wishes to attend the Meeting and to vote the transferred shares must demand, not later than 10 days before the Meeting, to be included in the list of shareholders prepared for the Meeting. Registered shareholders should contact CIBC Mellon Trust Company and non-registered shareholders should contact the Intermediary through whom they acquired the shares.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations that, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

The Company is required to report particulars of compensation paid to the following defined persons (the “Named Executive Officers” or “NEOs”):

(a)	each individual who served as chief executive officer (“CEO”) of the Company during the most recently completed financial year;
(b)	each individual who served as chief financial officer (“CFO”) of the Company during the most recently completed financial year;
(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

At December 31, 2006, the end of its most recently completed financial year, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Financial Year Ended	Salary	Bonus (3)	Other Annual Compensation	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	Long Term Incentive Plan (“LTIP”) Pay-Outs	All Other Compen- sation
Mark H. Bailey President and CEO	2006 2005 2004	$258,425 225,358 171,480 (1)	$105,000 80,836 39,050	$Nil Nil 109,660(2)	150,000 50,000 150,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Tench C. Page VP, Exploration	2006 2005 2004	$178,610 181,740 138,290(1)	$52,500 46,192 19,525	$Nil Nil 76,470(2)	150,000 50,000 100,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Ronald J. Simpson CFO(4)	2006 2005 2004	$113,750 130,000 74,667	$59,063 46,192 N/A	$50,000(4) Nil Nil	150,000 35,000 75,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Gregory D. Smith CFO(5)	2006 2005 2004	$25,090 N/A N/A	$8,437 N/A N/A	$Nil N/A N/A	80,000 N/A N/A	Nil N/A N/A	N/A N/A N/A	Nil N/A N/A
(1)	These monies were paid pursuant to employment agreements dated June 10, 2004.
(2)	These monies were paid pursuant to consulting agreements that were replaced by employment agreements effective June 10, 2004 (refer to “Management Contracts” for further particulars).
(3)	Bonuses that were payable for the financial year but were not paid until the succeeding year.
(4)	Mr. Simpson began employment with the Company on May 5, 2004 and retired on November 15, 2006. In 2007 he was paid a lump sum retroactive salary adjustment in respect of 2006.
(5)	Mr. Smith began employment with the Company on October 28, 2006 and became Chief Financial Officer on November 15, 2006

Options/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed financial year, the following stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

NEO Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Mark H. Bailey	May 15, 2006	150,000	11.90%	$9.00	$9.00	May 15, 2011
Tench C. Page	May 15, 2006	150,000	11.90%	$9.00	$9.00	May 15, 2011
Ronald J. Simpson	May 15, 2006	150,000	11.90%	$9.00	$9.00	May 15, 2011
Gregory D. Smith	Nov 1, 2006	80,000	6.35%	$8.76	$8.76	Nov 1, 2011
(1)	Calculated as the market value of the Company’s shares on the Toronto Stock Exchange on the day of the grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Mark H. Bailey	75,000	$517,500	1,050,000 / Nil	$3,284,500/ Nil
Tench C. Page	75,000	$544,500	750,000 / Nil	$2,456,500 / Nil
Ronald J. Simpson	Nil	Nil	260,000 / Nil	$535,250 / Nil
Gregory D. Smith	Nil	Nil	40,000/40,000	$65,200 / $65,200
(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
(2)

In-the-Money Options are those where the market value of the underlying securities at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares at December 31, 2006 was $10.39.

Compensation Committee

The Company’s Compensation Committee consists of all of the independent directors, namely James M. Dawson, (Chairman of the Committee), H. Leo King, Robert L. Leclerc and Anthonie Luteijn. The Committee reviews all compensation matters and makes recommendations to the board of directors (the “Board”). Prior to the creation of the Compensation Committee on July 6, 2006, a majority of the independent directors reviewed and made recommendations regarding compensation matters to the Board. No recommendations have been denied or modified by the Board.

Report on Executive Compensation

The compensation philosophy of the Compensation Committee is designed to reward performance and to be competitive with the compensation arrangements and programs established by other mining companies with which the Company compares itself. The Compensation Committee evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, recommends compensation for the executive officers to the Board.

In establishing compensation objectives for executive officers, the Compensation Committee and, before it was created in 2006, the independent directors, seeks to:

1.	motivate executives to achieve important corporate performance objectives and reward them when such objectives are met;

2.	recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and

3.	align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees, and long-term incentive in the form of stock options.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. Bonus targets are set by the Compensation Committee in collaboration with the Board and consultation with the Chief Executive Officer. In formulating its views and recommendations regarding compensation components, the Compensation Committee refers to industry data available from SEDAR filings or other publicly referenced material and consults independent advisors. An individual whose compensation is being determined abstains from voting on the matter.

At the end of each year, the Compensation Committee reviews actual performance against the corporate objectives and bonus targets set earlier. The assessment of whether the objectives and targets for 2006 were met included, but was not limited to, considering the quality and measured progress of the Company’s exploration and development projects, raising of capital and the desirability of establishing corporate alliances. The focus for 2006 was the Company’s Dolores mine development project in Chihuahua, Mexico and measurement of bonus payout was made using the aforementioned criteria in the context of advancing this important project. The Compensation Committee and the Board, with Mr. Bailey not participating in the decision, decided to pay an aggregate of $225,000 in bonuses to the four executives who participated in the program. The amount paid to each participant is shown below under “Bonus Plan”.

Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Company. The size of awards made subsequent to the commencement of employment take into account stock options already held by the individual.

The foregoing factors and criteria are used to assess the appropriate compensation level for the Company’s CEO.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on January 1, 2002 with the cumulative total return of the Standard & Poor’s / TSX Composite Index (formerly the TSX 300 Stock Index) (the “TSX Index”) for the five most recently completed financial years of the Company.

Minefinders Corporation Ltd. (“MFL”)

Comparison of Five Year Total Common Shareholder’s Return

	2002	2003	2004	2005	2006
MFL	$6.75	$10.60	$8.15	$5.90	$10.39
S&P/TSX INDEX	6,614.54	8,220.89	9,246.65	11,272.26	12,908.39

Termination of Employment, Change in Responsibilities and Employment Contracts

On June 10, 2004, each of Mark H. Bailey, President and CEO, and Tench C. Page, VP Exploration, entered into an employment agreement with the Company. The employment agreements replaced consulting agreements with private companies, of which Mr. Bailey and Mr. Page are principals.

The employment contracts provide for annual salaries of US$270,000 for Mr. Bailey and US$165,000 for Mr. Page, severance payments of two times annual salary in the case of termination other than for a change of control or for cause, and severance payments of three times annual salary in the case of termination relating to a change of control of the Company.

On May 14, 2004, Ronald J. Simpson, CFO, entered into an employment agreement with the Company. Under the agreement, Mr. Simpson was entitled to an annual salary of $130,000. Mr. Simpson retired on November 15, 2006; in 2007 he was paid $50,000 as a retroactive salary adjustment.

On November 15, 2006, Gregory D. Smith entered into an employment contract with the Company, under which he is entitled to an annual salary of $144,000. In the event his employment is terminated by the Company without cause or by Mr. Smith within 90 days of a change of control of the Company, he will be entitled to a severance payment equal to his annual salary.

Management Contracts

A consulting agreement between the Company and M.H. Bailey & Associates, L.L.C. (“Bailey & Associates”), a private company of which Mark H. Bailey, the President, CEO and a director of the Company, is a principal, was terminated and replaced by the employment agreement described above effective June 10, 2004.

A consulting agreement between the Company’s subsidiary, Minefinders (USA) Inc., and Sierra Timber and Gold Corp. (“Sierra”), a private company of which Tench C. Page, VP Exploration of the Company, is a principal, was terminated and replaced by the employment agreement described above effective June 10, 2004.

Except as stated above, management functions of the Company are substantially performed by directors and executive officers of the Company and not by any other person with whom the Company has contracted.

Bonus Plan

The Company has a bonus plan pursuant to which Bailey & Associates and Sierra were, and Mark H. Bailey and Tench C. Page are eligible to receive a bonus for achieving certain milestones established by the Board. Subsequent to December 31, 2004, the Board awarded bonuses of US$30,000 and US$15,000 to Bailey & Associates and Sierra respectively, and US$30,000 and US$15,000 to Mark H. Bailey and Tench C. Page, respectively. For the 2005 and 2006 years, Ronald J. Simpson became eligible to participate in the plan, and for 2006 Gregory D. Smith was also eligible to participate. Bonuses of US$70,000 to Mark H. Bailey, and of US$40,000 to each of Tench C. Page and Ronald J. Simpson, were awarded in respect of 2005 and paid in 2006. In 2007 the Board, on recommendation of the Compensation Committee, awarded bonuses of US$89,744, US$44,872, US$50,481 and US$7,212 in respect of 2006 to Mark H. Bailey, Tench C. Page, Ronald J. Simpson and Gregory D. Smith respectively.

Compensation of Directors

Compensation for the Named Executive Officers in 2006 was as disclosed above. Until June 30, 2006, annual cash compensation of US$25,000 was paid to the Chairman of the Board for acting in that capacity, and all directors other than the Chief Executive Officer were paid a quarterly retainer, for services rendered as directors, based on a $10,000 annual rate. Effective July 1, 2006 the Chairman’s annual compensation was increased to US $40,000, and all directors other than the Chief Executive Officer receive $20,000 per annum, in all cases payable quarterly in arrears. The Chairman of the Audit Committee receives an annual fee of $5,000 and all other Committee Chairmen receive an annual fee of $2,500. All directors except the Chief Executive Officer receive $1,000 for each meeting of directors or of committees that they attend. This change was made to recognise the significant increase in directors’ work loads and legal responsibilities in recent years, and was instituted after a review of practices within the Company’s peer group in the mining industry. From time to time the Board asks the members of the Technical and Commercial Oversight Committee to perform additional work related to their specific geological, engineering and mining expertise. In 2006 Mr. King and Mr. Luteijn were paid additional amounts of $4,800 and $22,875 respectively in compensation.

Additionally, directors are compensated by the Company for their services in their capacity as directors by the granting from time to time of stock options in accordance with the policies of the Toronto Stock Exchange (the “TSX”). During the most recently completed financial year, the Company granted stock options to purchase an aggregate 525,000 common shares to directors, including grants made to the Chief Executive Officer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,497,000	$7.73	2,449,000
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	4,497,000	$7.73	2,449,000

Until February 23, 2006, the Company had two “fixed ceiling” incentive stock option plans, a plan dated April 16, 2003, as amended (the “2003 Plan”) and a plan dated January 23, 1998, as amended (the “1998 Plan”). On that date, the 1998 Plan was terminated by the Board. 1,775,000 options previously awarded under the 1998 Plan (the “1998 Plan Options”), that were fully vested and outstanding at the date of termination of the 1998 Plan, were allowed to remain outstanding. As at the date of this Management Information Circular, 1,240,000 of the 1998 Plan Options, which represents 2.6% of the Company’s current outstanding capital, are still outstanding. Outstanding 1998 Plan Options continue to be governed by the provisions of the 1998 Plan. The remaining 535,000 of the 1998 Plan Options (which represents 1.1% of the Company’s current outstanding capital) have been exercised.

On March 12, 2007, the Board amended the 1998 Plan to include a cashless exercise provision identical to the provision in the 2003 Plan. Rather than exercise an outstanding 1998 Plan Option in the normal course, an option holder may elect to terminate an outstanding 1998 Plan Option, in whole or in part and, in lieu of receiving shares to which the terminated 1998 Plan Option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares. No shareholder approval of the amendment was required by the TSX because the general amendment procedure in the 1998 Plan was found to be sufficient.

2003 Plan

Under the 2003 Plan, 5,574,000 common shares, which represents 11.5% of the Company’s current outstanding capital, are reserved for issuance. As at the date of this Management Information Circular, options to purchase 2,858,000 common shares, which represents 5.9% of the Company’s current outstanding capital, are outstanding. 2,379,000 common shares, which represents 4.9% of the Company’s current outstanding capital, are available for future awards of options. 337,000 common shares, which represents 0.7% of the Company’s current outstanding capital, have been issued upon the exercise of options.

The 2003 Plan provides that stock options may be awarded to directors, officers, employees and consultants of the Company and any of its affiliates, and to consultant companies.

The 2003 Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the number of shares reserved for issuance to any one individual under the 2003 Plan exceed 5% of the outstanding issue (as at the date of this Management Information Circular, this would represent 2,423,843 shares).

The exercise price of an option is determined by the Board, but may not be less than the market price of the Company’s common shares as of the date of the award of the option (the “Award Date”). The market price of the Company’s shares for a particular Award Date would typically be the closing trading price of the Company’s shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the exercise price be less than the minimum prescribed by the TSX as would apply to the Award Date in question.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The expiry date of each option is fixed by the Board at the time the option is awarded, provided that no option may have a term of greater than ten years. Typically, the Board awards options with five-year terms. Unless otherwise provided for in the option certificate, in the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death or disability, his or her option will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause. In the event of the death or disability of an option holder, his or her option will expire six months after the date of death or termination for disability, or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control or impending change of control the Board may, if it reasonably determines that it is necessary or desirable for the Company to do so in conjunction with the change of control, deal with outstanding options in a manner that it deems to be fair and reasonable in light of the circumstances.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events. Typically, options have vested immediately upon issuance.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time prospectively or retrospectively amend the 2003 Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder (in the case of a retrospective amendment) and, to the extent required by the TSX, the Company’s shareholders.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the beginning of 2006, none of the Company’s directors, executive officers, 10% shareholders, or associates and affiliates of any of the foregoing persons and companies had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Paul C. MacNeill, Corporate Secretary and a director of the Company, is the President of P. MacNeill Law Corporation, which provides legal services to the Company. Such services, including those provided in connection with an equity issue, a convertible debt issue and an SEC registration statement, amounted to $358,005 in 2006.

LIABILITY INSURANCE

The Company has purchased liability insurance and has, in addition, agreed to indemnify directors and officers of the Company against all costs, charges and expenses reasonably incurred by them in respect of certain proceedings to which they may be made party by reason of their status as directors or officers of the Company. The indemnification is extended to directors and officers provided they have acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, on the condition the director or officer had reasonable grounds for believing his conduct was lawful. The amount of the premium paid in respect of directors and officers as a group was US$252,900 and the policy coverage is US$15,000,000 per claim and in aggregate in any policy year. The first US$250,000 of expense for the Company per claim is not covered by the policy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors. For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of shareholders of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-Laws of the Company or with the provisions of the Business Corporations Act (Ontario).

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Company (1) and Place of Residence (2)	Principal Occupation (2)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (2)
Mark H. Bailey President, CEO and a director of the Company. Washington, United States of America	Business Executive; President and CEO of the Company since 1995; President of M.H. Bailey & Associates, L.L.C., Consulting Geologists.	July 27, 1995	622,300
James M. Dawson (3)(4)(6) Director of the Company. British Columbia, Canada	Business Executive; President of Dawson Geological Consultants Ltd. from 1985.	March 18, 1996	Nil
H. Leo King (3)(4)(5)(6) Director of the Company. British Columbia, Canada	Geologist; President of International Barytex Resources Ltd., a mining company.	May 15, 1996	20,000
Robert L. Leclerc (3)(4)(5) Chairman and a Director of the Company. Nevada, United States of America	Chairman of the Company since 2004; Business Consultant; Chairman and Chief Executive Officer of Echo Bay Mines Ltd., from April 1997 to February 2003.	March 27, 1997	175,000
Anthonie Luteijn (4)(5)(6) Director of the Company. British Columbia, Canada

Mining Engineer: President and director of A Luteijn Mining Consulting Services. Formerly VP Project Development and Operations for Canico Resource Corp. and Sutton Resources Ltd; Manager of Evaluations for Placer Dome Inc.

		June 10, 2004	Nil
Paul C. MacNeill Corporate Secretary and a director of the Company. British Columbia, Canada	President, P. MacNeill Law Corporation.	September 15, 1995	583,600

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)

The information as to place of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3)	Members of the Audit Committee.
(4)	Members of the Compensation Committee
(5)	Members of the Nominating Committee
(6)	Members of the Technical and Commercial Oversight Committee

GOVERNANCE PRACTICES

Board of Directors

In compliance with the requirements of the Business Corporations Act (Ontario), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In accordance with the recommended guidelines developed by the Canadian Securities Administrators, the Board has adopted a “Board Mandate” that is derived from, and expands upon these principles; it is attached as Exhibit 1.

Composition of the Board

Director	Independent or not	Directorships in other public companies	Attendance at Meetings (1)
M.H. Bailey (2)	Not	Dynasty Metals & Mining Inc.; Entree Gold Inc.; Northern Lion Gold Corp.	8
J.M. Dawson	Independent	none	6
H.L. King	Independent	Grid Capital Corp.; International Barytex Resources Ltd.; Kobex Resources Ltd.; Pacific Imperial Mines Inc.	8
R.L. Leclerc	Independent	none	8
A. Luteijn	Independent	International Barytex Resources Ltd.	8
P.C. MacNeill (3)	Not	Adastra Minerals Inc.; Christopher James Gold Corp.; Dynasty Metals & Mining Inc.; Exeter Resource Corporation; Northern Lion Gold Corp.	7

(1) There have been eight Board meetings since January 1, 2006.

(2) M.H. Bailey has a material relationship with the Company by virtue of the fact that he is President and CEO of the Company.

(3) P.C. MacNeill is a partner in a law firm that provides services to the Company, and is therefore deemed by the Canadian Securities Administrators not to be independent.

There is a majority of independent directors. The independent directors do not hold separate, regularly–scheduled meetings which only they attend. However, when the Board considers it to be appropriate do so, management is asked to step out of Board meetings so that independent directors may meet in executive session. Two such executive sessions were held during the financial year ended December 31, 2006.

Robert L. Leclerc is the independent Chairman of the Board of Directors. His role and responsibilities, which are set out in a written position description, include leading the Board in the performance of its duties; monitoring and reporting to the Board on the effectiveness of the Board and of each director; leading the Board’s assessment of the performance of the CEO and his management team; and taking the lead in the Company’s adherence to the highest standards of corporate governance.

Mark H. Bailey is the President and CEO of the Company. His responsibilities are set out in a written position description developed in consultation between Mr. Bailey and the Board.

Committees of the Board

There are four committees of the Board: the Audit, Compensation, Nominating and Technical and Commercial Oversight committees.

The Audit Committee consists of three independent directors, Robert L. Leclerc (Chairman), James M. Dawson and H. Leo King. There is no written position description for the Chairman of the Committee; the Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee.

The Committee meets regularly with the CEO, the CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Committee reviews and recommends to the Board for approval the annual financial statements and Management’s Discussion and Analysis (“MD&A”), reviews and approves the interim financial statements and MDA, and undertakes other activities required by regulatory authorities.

As required by Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, the Company’s Annual Information Form (the “AIF”) for 2006, which is available on SEDAR, contains additional disclosure regarding the Audit Committee, including its Charter.

The Compensation Committee consists of all four independent directors, James M. Dawson (Chairman), H. Leo King, Robert L. Leclerc and Anthonie Luteijn. There is no written position description for the Chairman of the Committee; the Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee operates independently of management, and has full authority to require management to perform studies and furnish any information it requires in performance of its duties.

The Nominating Committee consists of three independent directors, H. Leo King (Chairman), Robert L. Leclerc and Anthonie Luteijn. There is no written position description for the Chairman of the Committee; the Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include considering annually the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually, qualified persons to be nominated for election or re-election to the Board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functioning of the Committee. The Committee holds part of each meeting in the absence of members of management, and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

The Technical and Commercial Oversight Committee is composed of three independent directors, Anthonie Luteijn (Chairman), James M. Dawson and H. Leo King, each of whom has special knowledge, expertise and experience in the mining industry. There is no written position description for the Chairman of the Committee; the Committee’s duties and responsibilities are specified in the Committee’s Charter. The responsibilities of this Committee include considering and evaluating technical studies prepared by or for the Company; recommending to the Board annual mine plans and budgets derived from those plans; evaluating long-term mine plans; and reviewing the impact of proposed changes in applicable laws, emerging practices and other technical initiatives in the mining industry. The Committee has the authority to engage and compensate consultant technical services. The Board may engage any of the Committee members to perform similar services for the Committee at rates consistent with prevailing industry rates for such services.

Orientation, Education and Effectiveness

As part of an orientation program provided by the Nominating Committee, new directors are provided with a complete set of the Company’s public filings for the previous twelve months, and meet with the Chief Executive Officer and Chief Financial Officer to review the Company’s business, operations and finances. They are also encouraged to visit the Company’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation. In addition to the responsibilities assumed by the Committees of the Board, it is the continuing obligation of the Chairman of the Board, the Chief Executive Officer and his senior executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Five of the six directors have additional responsibilities to maintain their particular professional standings and competence. Any director may, with Nominating Committee approval, attend an educational course or undertaking at the Company’s expense.

As noted in “Composition of the Board”, in addition to the Nominating Committee’s responsibilities, the Chairman of the Board is responsible for monitoring and reporting to the Board on his assessment of the effectiveness of each director. This is not a formal process of assessment, but this matter is considered each year when the Board considers the number of directors, and identifies the specific nominees for election that it wishes to recommend to the shareholders.

Code of Ethics

The Board has adopted a written Code of Ethics (the “Code”), which is available on SEDAR. Alternatively, copies may be obtained by writing to the Company at the address given on page 1. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or real breaches so that it may investigate and take action. The Board recognises its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code has been circulated to all employees, all of whom understand that it will be enforced.

Potential Conflicts of Interest

When proposed material transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest must be disclosed and the persons who have such an interest are excluded from all discussion on the matter, and are not allowed to vote on the proposal. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of BDO Dunwoody LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors, on recommendation of the Audit Committee. The auditor was first appointed on November 29, 1993.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to 2003 Plan

The Company’s 2003 Plan currently contains a general amendment procedure which allows the Board to amend the 2003 Plan and/or outstanding options from time to time, subject to all necessary approvals of applicable regulatory authorities (including the TSX), shareholders and, in the case of amendments to outstanding options, option holders.

Effective January 1, 2005, the TSX introduced new rules regarding the procedure for amending a stock option plan. Subsection 613(d) of the TSX Company Manual provides that in order for an issuer to amend a stock option plan, the plan must specify whether shareholder approval is required for that type of amendment. A general amendment procedure, such as the one currently contained in the Company’s 2003 Plan, will no longer be permitted, and the TSX has advised issuers that they have until June 30, 2007 to adopt a proper amendment procedure. Issuers who fail to adopt a proper amendment procedure prior to June 30, 2007 will no longer be able to make any amendments to their plans without shareholder approval, including amendments considered to be of an administrative, grammatical, typographical or clerical nature. The amendment procedure must be approved by shareholders.

The Board has resolved to amend “Article 6 – Amendment, Termination and Notice” of the 2003 Plan to adopt a formal amendment procedure. The amendment procedure provides that the Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the 2003 Plan and/or any option, fundamental or otherwise, that the Board sees fit in its sole discretion including, without limitation, the following changes:

(a)	any change to eligible participants which would have the potential of broadening or increasing insider participation;
(b)	the addition of any form of financial assistance;
(c)	any amendment to a financial assistance provision which is more favourable to eligible participants;
(d)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying common shares from the 2003 Plan reserve;
(e)	amendments of an administrative, grammatical, typographical or clerical nature;
(f)	a change to the termination provisions of an option or the 2003 Plan which does not entail an extension beyond the original expiry date fixed by the Board;
(g)	a change to the vesting provisions of an option or the 2003 Plan; and
(h)

an extension of the original expiry date of an option, other than an option held by an option holder who is an insider of the Company at the time of the proposed amendment, provided that in no case shall an option be exercisable later than the tenth anniversary of the award date.

Changes or amendments to outstanding options are subject to any necessary approval from the option holders. No shareholder approval will be required to make any amendments or changes to the 2003 Plan, fundamental or otherwise, other than an increase in the 2003 Plan ceiling, unless specifically required by the TSX. Unless specifically required by the TSX, no shareholder approval will be required to make any amendments or changes to outstanding options, fundamental or otherwise, other than an extension of the original expiry date of an option or a reduction in the exercise price of an option, if the option holder is an insider of the Company at the time of the proposed amendment, for which disinterested shareholder approval is required.

The amendment to Article 6 of the 2003 Plan (the “Amendment”) is subject to approval by the Company’s shareholders at the Meeting and TSX approval. No other terms or conditions of the 2003 Plan have been amended. For a summary of the principal terms of the 2003 Plan, please refer to the section of this Management Information Circular entitled “Securities Authorized for Issuance Under Equity Compensation Plans – 2003 Plan”. A copy of the 2003 Plan with the Amendment will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the 2003 Plan with the Amendment from the Company prior to the Meeting.

Shareholder Approval

The TSX requires the Company to obtain shareholder approval of the Amendment. Insiders of the Company entitled to receive a benefit under the 2003 Plan are not entitled to vote their securities in respect of the approval. For the purposes of this Management Information Circular, the term “insider” has the same meaning as found in the Securities Act (Ontario) and includes associates and affiliates of the insider. The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the Amendment:

“RESOLVED THAT:

1.

the amendment to Article 6 of the Company’s stock option plan dated April 16, 2003, as amended, as specifically disclosed in the Management Information Circular, whereby a formal amendment procedure has been adopted by the Company, be adopted and approved;

2.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and writings as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders directly and indirectly own a total of 1,904,900 common shares of the Company as of March 12, 2007. Therefore, the total number of common shares held by disinterested shareholders is 46,571,967 common shares.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s comparative audited consolidated financial statements and MD&A for the financial year 2006, which are available on SEDAR at www.sedar.com or may be obtained by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3. Other information is also available on SEDAR, and on the Company’s website at http://www.minefinders.com.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURES

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents and the sending of this Management Information Circular have been approved by the directors.

ON BEHALF OF THE BOARD

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

EXHIBIT 1

BOARD MANDATE

Summary

The Board is responsible for the stewardship of the Company, for ensuring that the interests of shareholders, creditors, employees and the community are properly served, and ensuring that the Company acts in a lawful, ethical and responsible manner.

Responsibilities

(1)	To act honestly and in good faith with a view to the best interests of the Company
(2)	To exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.
(3)	Consistent with its other responsibilities to its employees and other stakeholders, to the communities within which it works, and to their governments, to further the interests of the shareholders.
(4)	To consider opportunities and risks of the business, and strategic alternatives, and to select and approve an annual strategic plan.
(5)	To approve an annual operating plan and any capital budget plans.
(6)	To ensure that the Company has effective internal control and management information systems.
(7)	To select a chief executive officer, approve all key executive appointments, and to monitor the executive development process to ensure management continuity.
(8)	To satisfy itself as to the integrity of the executive officers and to ensure that they create a culture of integrity throughout the Company.
(9)	To appoint a chairman of the Board.
(10)	To make certain that the technical basis of business decisions is sound, so as to prevent, to the greatest extent possible, economic or other error.
(11)	To ensure that the Company has the financial and other resources sufficient to meet its commitments to lenders, employees, and other stakeholders.
(12)	To take action, separate from management, on issues that by law or practice require the independent action of a Board or one of its Committees.
(13)

To ensure that the Company has effective programs in place to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

(14)

To ensure that the Company has an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities and, through its Chairman, receive and consider responses and other communications.

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF MINEFINDERS CORPORATION LTD. (THE “COMPANY”) FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) TO BE HELD ON WEDNESDAY, MAY 9, 2007 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints Mark H. Bailey, the President, Chief Executive Officer and a director of the Company, or failing this person, Robert L. Leclerc, Chairman and a director of the Company, or in the place of both of the foregoing, ___________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this Proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

	For	Against		For	Withhold
1. To set the number of directors at six.	☐	☐	3. To appoint BDO Dunwoody LLP, Chartered Accountants, as the auditor.	☐	☐
	For	Withhold		For	Against
2. (a) to elect Mark H. Bailey as director	☐	☐	4. To authorize the directors to set the auditor’s remuneration.	☐	☐
(b) to elect James M. Dawson as director	☐	☐	5. To approve the amendment to the Company’s stock option plan dated April 16, 2003, as amended.	☐	☐
(c) to elect H. Leo King as director	☐	☐	6. To transact such other business as may properly come before the Meeting and any adjournment thereof.	☐	☐
(d) to elect Robert L. Leclerc as director	☐	☐
(e) to elect Anthonie Luteijn as director	☐	☐
(f) to elect Paul C. MacNeill as director	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: _________________________________________         Date: _____________________________
                       (Proxy must be signed and dated)

Name: _________________________________________
                        (Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of CIBC Mellon Trust Company by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting. The mailing address of CIBC Mellon Trust Company is Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 and its fax number is (604) 688-4301.

SHAREHOLDERS SHOULD REVIEW CAREFULLY THE NOTES TO PROXY SET FORTH OVERLEAF.

1.	If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company’s scrutineers at the Meeting.
2.

If the shareholder’s securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder’s name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder’s vote will be counted at that time.

3.

If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder’s instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder’s name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder’s appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4.

If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5.

The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6.

If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Management Information Circular.

7.

This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8.

To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

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MINEFINDERS CORPORATION LTD.

Dear Shareholder:

As a registered shareholder of Minefinders Corporation Ltd., you are entitled to receive our interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 4726.

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Minefinders Corporation Ltd. and send me their interim financial statements.

(Please Print)

Name ___________________________

Address _________________________

________________________________

________________________________

Postal Code/Zip Code ______________

4726

MINEFINDERS CORPORATION LTD.

Dear Shareholder:

As a non-registered shareholder of Minefinders Corporation Ltd., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 4726A.

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Minefinders Corporation Ltd. and send me their financial statements as indicated below:

Interim Financial Statements	______
Annual Financial Statements	______

(Please Print)

Name ___________________________

Address _________________________

________________________________

________________________________

Postal Code/Zip Code ______________

4726A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date March 30, 2007
By: /s/ Mark H. Bailey Mark H. Bailey, President and Chief Executive Officer